                                                Filed pursuant to Rule 424(b)(1)
                                                Registration No.  333-34083

PROSPECTUS SUPPLEMENT
(To Prospectus Dated August 27, 1997)

The Prospectus is hereby supplemented on Page 4 to reflect the change in the identity of the Selling Stockholder (as set forth in the table therein) from SBC Warburg Inc. to SBC Warburg Dillon Read Inc. The change became effective September 2, 1997 as a result of a merger whereby SBC Warburg Dillon Read Inc. succeeded to the ownership of the Convertible Notes. In addition, the reference on page 20 under "Plan of Distribution" to "SBC Warburg Inc." is hereby changed to "SBC Warburg Dillon Read Inc." The information in this Supplement was provided by SBC Warburg Dillon Read Inc.

The date of this Supplement is September 4, 1997.